Exhibit 99.1

NuRAN Wireless Announces Investor Relations Agreement with King Tide Media LLC

Quebec City, QC, Canada, August 20, 2026 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (Nasdaq: NUR) (CSE: NUR) (FSE: 1RN), a pioneering rural connectivity company and one of Africa’s fastest-growing Network-as-a-Service (“NaaS”) operators, announces that it has engaged the services of King Tide Media LLC (“King Tide”) to provide investor relations and public relations services in compliance with the policies and guidelines of the Canadian Securities Exchange (the “CSE”) and other applicable securities legislation. King Tide will receive a cash fee of US$75,000, payable in advance, for one month of investor relations and marketing services commencing August 24, 2026.

The scope of services includes market research, creative branding and marketing promotions, analysis of investor and customer behaviour, promotion of interest in the Company and strategic analysis of target audiences. The services will be performed principally by James Filippone, Campaign Director of King Tide, who has years of experience in marketing, media and investor relations.

The agreement between the Company and King Tide is for a period of one month (the “Term”). No stock options or other equity compensation are being granted in connection with the engagement, and all compensation payable to King Tide is payable in cash.

King Tide deals at arm’s length with the Company. Neither King Tide nor Mr. Filippone has any prior relationship with the Company or any of its directors, officers or insiders. The Company will file a Form 10 – Notice of Investor Relations Activities with the CSE in respect of the engagement. King Tide has agreed that all materials it disseminates in connection with the engagement will disclose that they are published on behalf of the Company and will disclose the compensation it has received, as required by Section 17(b) of the U.S. Securities Act of 1933, as amended, and applicable Canadian securities laws.

King Tide’s contact information is as follows: 616 - 806 Windward Way, Lantana, Florida, USA 33462, attention: James Filippone, email: james@kingtide.net, telephone: 843-368-7691. King Tide does not currently own any securities of the Company; however, King Tide and its clients may acquire an interest in the securities of the Company in the future.

About NuRAN Wireless

NuRAN Wireless (Nasdaq: NUR) (CSE: NUR) (FSE: 1RN) is a fast-growing, mission-driven rural telecommunications company dedicated to delivering affordable 2G, 3G, and 4G wireless connectivity to remote and underserved communities worldwide. Through its scalable Network-as-a-Service (NaaS) model, NuRAN has deployed networks serving more than one billion people who lack reliable connectivity, driving economic development, digital inclusion, and social transformation across Africa and beyond. Bridging the Digital Divide, One Connection at a Time.

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). Forward-looking statements are often, but not always, identified by words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “may,” “would,” “could,” “continue” and similar expressions, or by statements that certain actions, events or results “may,” “could” or “will” be taken, occur or be achieved.

Forward-looking statements in this news release include, without limitation, statements regarding: (i) the services to be provided by King Tide under the engagement and the timing and scope of those services; (ii) the expected benefits to the Company of the engagement, including increased market awareness and enhanced investor and shareholder communications; (iii) the anticipated commencement date, duration and renewal of the Term and the fees payable in connection therewith; (iv) the Company’s expectation that the engagement will be conducted in compliance with the policies of the CSE, the requirements of the Nasdaq Capital Market and other applicable securities legislation, including the filing of any required Exchange forms and the making of any required compensation disclosure; and (v) the Company’s business strategy, growth objectives and ability to expand its NaaS operations.

Forward-looking statements are based on assumptions that management considers reasonable as of the date hereof, including that King Tide will perform its obligations in accordance with the terms of the engagement and applicable law; that the Company will have sufficient cash resources to pay the fees payable thereunder; that no regulatory objection to the engagement will be raised; that the Company will continue to satisfy the listing requirements of the CSE and the Nasdaq Capital Market; and that general economic and capital markets conditions will not deteriorate materially.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied, including: that the engagement may be terminated or may not be renewed; that the services may not achieve the anticipated results or any increase in market awareness, trading liquidity or share price; that King Tide may not comply with applicable securities laws, stock exchange policies or disclosure requirements in connection with its activities; regulatory review of, or objection to, investor relations or promotional activities; changes to the Company’s disclosure obligations in connection with the engagement; the Company’s need for additional financing and its ability to obtain financing on acceptable terms; risks associated with operations in Africa, including political, currency, counterparty and infrastructure risks; and the other risk factors described in the Company’s continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements. There can be no assurance that the engagement will produce the benefits anticipated by the Company, and market awareness activities are not indicative of future trading activity, share price or financial performance. The forward-looking statements contained in this news release are made as of the date hereof, and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.